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                               February 5, 2024

       Brent Berg
       Chief Executive Officer
       Rare Elements Resources Ltd
       P.O. Box 271049
       Littleton, CO 80127

                                                        Re: Rare Elements
Resources Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 10,
2024
                                                            File No. 333-275892

       Dear Brent Berg:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Material United States Federal Income Tax Consequences, page 39

   1. We note your response to prior comment 7. To the extent you intend to file a short-
                                                        form tax opinion,
revise to state that the disclosure in this section constitutes the opinion of counsel, and name
such counsel. Refer to Section III.B of Staff Legal Bulletin No. 19.
                                                        In addition, please
note that the tax opinion should be filed as Exhibit 8.1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brent Berg
Rare Elements Resources Ltd
February 5, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any other questions.



                                                           Sincerely,
FirstName LastNameBrent Berg
                                                           Division of
Corporation Finance
Comapany NameRare Elements Resources Ltd
                                                           Office of Energy &
Transportation
February 5, 2024 Page 2
cc:       Edward Shaoul, Esq.
FirstName LastName